02047690

P.E. 8/1/02

SEC MAIL PROCESSING RECEIVED AUG 0 6 2002 WASH. D.C. 155 SECTION

0-28952

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-6 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2002

THE RANK GROUP PLC
(Translation of registrant's name into English)

6 Connaught Place, London, W2 2EZ, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X...... Form 40-F..............

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes................. No..........X...........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.................

PROCESSED
AUG 1 2 2002
THOMSON
FINANCIAL

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 836729

All relevant boxes should be completed in block capital letters.

1. Name of company THE RANK GROUP Plc	2. Name of shareholder having a major interest AXA SA
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 NOTIFIABLE INTEREST IN COMPANY IN (2) ABOVE AND ANY OF ITS SUBSIDIARIES	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them See attached Letter

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class

9. Class of security ORDINARY SHARES	10. Date of transaction 31 July 2002	11. Date company informed 01 August 2002

12. Total holding following this notification 28,504,240	13. Total percentage holding of issued class following this notification 4.81%
14. Any additional information	15. Name of contact and telephone number for queries Charles Cormick Company Secretary The Rank Group Plc 6 Connaught Place London W2 2EZ (tel: 020 7706 1111)

16. Name and signature of authorised company official responsible for making this notification

Charles Cormick

Date of notification 01 August 20 02

AXA INVESTMENT MANAGERS

Rank Group Finance Plc
6 Connaught Place
London
W2 2EZ

31 July 2002
Your ref :
Our ref : 198/RANKGROUP.xls

Direct telephone number 020 7003 2596
Contact : Paula Dyke

Dear Sirs,

NOTIFICATION OF INTEREST(S) IN SHARES UNDER SECTION 198 COMPANIES ACT 1985 (" THE ACT")

RANK GROUP

This notification supersedes any previous notification from AXA Investment Managers UK Ltd.

We are writing on behalf of AXA S.A. of 25 Avenue Matignon, 75008 Paris and its subsidiaries who are deemed to have an interest in these shares.

AXA S.A. knows that they were interested in 46,259,954 ord GBP0.10 shares in the 592,549,312 share capital immediately after the time when the obligation of disclosure arose pursuant to section 198 of the Act. These shares represent a beneficial interest of 28,504,240 shares (4.81%), and a non-beneficial interest of 17,755,714 shares (3.00%).

The identity of each registered holder of the shares to which this notice relates, so far as as known to AXA Investment Managers UK Ltd, as at 30/07/02, is as per the attached Appendix.

This notification of change is due to a decreasein the beneficial interest holding from 5.00% to 4.81% .

Yours Faithfully,

Jane Denyer
Manager Securities Administration

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

RANK GROUP ord GBP0.10 shares

Total number of shares held as at 30/07/02 was 46,259,954 the breakdown of which is set out below:

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
AXA UK Investment Co ICVC Extra Income Fund (Non - Beneficial)	31,000	Trustees of AXA UK Investment Co ICVC Extra Income Fund	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 845030
AXA UK Investment Co ICVC UK Tracker Fund (Non - Beneficial)	10,317	Trustees of AXA UK Investment Co ICVC UK Tracker Fund	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 845315
AXA UK Investment Co ICVC Distribution Fund (Non - Beneficial)	565,545	Trustees of AXA UK Investment Co ICVC Distribution Fund	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 845029
AXA UK Investment Co ICVC UK Equity Income Fund (Non - Beneficial)	1 903 966	Trustees of AXA UK Investment Co ICVC UK Equity Income Fund	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 845017
AXA UK Investment Co ICVC UK Growth Fund (Non - Beneficial)	272,548	Trustees of AXA UK Investment Co ICVC UK Growth Fund	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 845005

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

RANK GROUP ord GBP0.10 shares

Total number of shares held as at 30/07/02 was 46,259,954 the breakdown of which is set out below:

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
PPP Healthcare Group plc (Non - Beneficial)	225,000	Guardian Royal Exchange plc and Subs. Cos	Chase Nominees Ltd a/c 13067 Trinity Tower 9 St Thomas Moore Street London EC1
Pan Euro UK Secure Growth (Non - Beneficial)	175,000	Pan Euro UK Secure Growth	Barclays Nominees Ltd PO Box 1043 Willow Grove House Windsor, Trowbridge Wiltshire BA14 0YT a/c 6000BQ
Sun Life Global Management Ltd UK Growth (Non - Beneficial)	7,400	Trustees of the Sun Life Global Management UK Growth	Bank Generale Luxembourg Midland Bank Pepys Street London EC3N 4DA [illegible]
Sun Life Global Management Ltd Distribution (Non - Beneficial)	50,000	Trustees of the Sun Life Global Management Distribution	Bank Generale Luxembourg Midland Bank Pepys Street London EC3N 4DA a/c 750749

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

RANK GROUP ord GBP0.10 shares

Total number of shares held as at 30/07/02 was 46,259,954 the breakdown of which is set out below:

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
AXA World Funds British Equities Fund (Non - Beneficial)	9,231	(Registration details available upon request)	
AXA World Funds UK Balanced (Non - Beneficial)	8,750	(Registration details available upon request)	
Sun Life Nominees Ltd A/c 18 (Non - Beneficial)	36,000	Trustees of the WABCO Automotive UK Pensions Scheme Newhold Road Rugby Warwickshire CV21 2NL	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 777086
Sun Life Nominees Ltd A/c 20 (Non - Beneficial)	21,500	Trustees of the Princes Pension Scheme Princes Foods Ltd Royal Liver Building Pierhead Liverpool L3 1NX	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c [illegible]
Sun Life Nominees Ltd A/c 29 (Non - Beneficial)	46,000	Trustees of the Cobham Pension Plan Brook Road Wimborne Dorset DH21 2BH	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 777167
Sun Life Nominees Ltd A/c 31 (Non - Beneficial)	6,900	Trustees of the Princes (1977) Pension Scheme Princes Foods Ltd Royal Liver Building Pierhead Liverpool L3 1NX	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 785078

DISCLOSURE OF INTEREST IN SHARES OF
APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985
RANK GROUP ord GBP0.10 shares

Total number of shares held as at 30/07/02 was 46,259,954 the breakdown of which is set out below:

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
Sun Life Nominees Ltd A/c 32 (Non - Beneficial)	19,768	Eldridge Pope Pension Fund	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 673426
Sun Life Pensions Management Ltd (Beneficial)	682,483	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 867815
Sun Life Pensions Management Ltd (Beneficial)	10,110	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c
Sun Life Pensions Management Ltd A/c X (Beneficial)	1,050,000	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 867398
Sun Life Pensions Management Ltd A/c X (Beneficial)	1,021,419	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 867530

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

RANK GROUP ord GBP0.10 shares

Total number of shares held as at 30/07/02 was 46,259,954 the breakdown of which is set out below:

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
Sun Life Pensions Management Ltd A/c X (Beneficial)	3,088,000	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 867372
Sun Life Pensions Management Ltd A/c X (Beneficial)	13,710	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 887553
Sun Life Pensions Management Ltd A/c X (Beneficial)	10,810	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 887565
Sun Life Pensions Management Ltd A/c X (Beneficial)	12,070	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 887577
Sun Life Pensions Management Ltd A/c X (Beneficial)	11,790	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 887589

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

RANK GROUP ord GBP0.10 shares

Total number of shares held as at 30/07/02 was 46,259,954 the breakdown of which is set out below:

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
Sun Life Pensions Management Ltd A/c X (Beneficial)	10,560	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 887590
Sun Life Pensions Management Ltd A/c X (Beneficial)	8,490	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 887607
Sun Life Pensions Management Ltd A/c X (Beneficial)	7,080	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 887619
Sun Life Assurance Society Plc (Beneficial)	3,247,913	Sun Life Assurance Society Plc	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 776934
Sun Life Unit Assurance Ltd A/c X (Beneficial)	3,500,000	Sun Life Unit Assurance Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 867116

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

RANK GROUP ord GBP0.10 shares

Total number of shares held as at 30/07/02 was 46,259,954 the breakdown of which is set out below:

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
Sun Life Unit Assurance Ltd A/c X (Beneficial)	831,693	Sun Life Unit Assurance Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 867268
Sun Life Unit Assurance Ltd A/c X (Beneficial)	1,350,735	Sun Life Unit Assurance Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 867050
Sun Life Pensions Management Ltd (Beneficial)	22,300	Sun Life Pensions Management Ltd	Smith & Williamson Nominees Ltd 1 Riding House Street London W1A 3AS a/c S66
Sun Life Pensions Management Ltd (Beneficial)	77,854	Sun Life Pensions Management Ltd	RBSTB nominees designation Sunpen 67 Lombard Street LONDON EC3P 3DL
Sun Life International (IOM) Ltd (Beneficial)	200,000	Sun Life International (IOM) Ltd	Sun Life International Isle of Man Limited a/c a/c SLI 11
AXA Royale Belge (Non - Beneficial)	1,275,245	(Registration details available upon request)	

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

RANK GROUP ord GBP0.10 shares

Total number of shares held as at 30/07/02 was 46,259,954 the breakdown of which is set out below:

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
AXA Colonia Konzern (Beneficial)	276,000	(Registration details available upon request)	
AXA Colonia Konzern (Non - Beneficial)	7,000	(Registration details available upon request)	
AXA Belgium (Beneficial)	1,302,671	(Registration details available upon request)	
AXA Financial, Inc (Non - Beneficial)	10,994,896	(Registration details available upon request)	
AXA Insurance UK (Beneficial)	1,575,000	AXA Free	Chase Nominees Ltd A/C BTO1C
AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc) (Beneficial)	10,193,352	AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc)	Axa Sun Life plc 107 Cheapside London EC2V 6DU

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

RANK GROUP ord GBP0.10 shares

Total number of shares held as at 30/07/02 was 46,259,954 the breakdown of which is set out below:

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
AXA General Unit Trust (Non - Beneficial)	553,648	HSBC Global Custody Nominee (UK) Limited as Trustees of the Trust	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 880868
AXA UK Group Pension Scheme Equity Fund (Non - Beneficial)	1,536,000	AXA UK Group Pension Scheme Equity Fund	Chase Nominees Ltd a/c 00994 Trinity Tower 9 St Thomas Moore Street London EC1

		Holding as % of Issued Capital
Total Beneficial Interest	28,504,240	4.81
Total Non-Beneficial Interest	17,755,714	3.00
Total	46,259,954	7.81%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE RANK GROUP PLC

Date: 01 August 02

By: ______________________

Name: C B A Cormick

Title: Company Secretary